Mail Stop 6010

November 8, 2007

Dean T. Johnson, Vice President and Chief Financial Officer
The Aristotle Corporation
96 Cummings Point Road
Stamford, Connecticut 06902

Via U S Mail and FAX [(920) 568-5739]

Re: The Aristotle Corporation
Form 10-K for the fiscal year ended December 31, 2006
File No. 0-14669

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Dean T. Johnson, Vice President and Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2006

Selected Financial Data, page 16

1.   We refer to the disclosure of EBITDA. In future filings please expand to also present cash flows from operating, investing and financing activities for each period for which you disclose EBITDA. Refer to question 12 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

2.   We note that your computation of EBITDA is different from that specified in the acronym in that you make an adjustment to remove "Other expense (income)." Please tell us how your measure considers the guidance from question 14 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

3.   You disclose that EBITDA is an indicator of the Company's current financial performance. It appears that you may be disclosing EBITDA as a performance measure. If you are disclosing EBITDA as a performance measure: (1) tell us how your disclosure considers the guidance from questions 8 and 15 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and (2) tell us why you believe it is appropriate in your specific circumstances to present EBITDA as a performance measure.

Financial Statements

Note (2) Summary of Significant Accounting Policies, starting on page 34

(g) Investments, page 35

4.   Please tell us how you considered the guidance from S-X Rule 4-08(g) in assessing whether you should provide summarized financial information for the limited partnership investment.

Note (13) Other Long-term Accruals, page 52

5.   With respect to the sale-leaseback, please tell us and in future filings disclose why the transaction does not qualify for sale-leaseback accounting. Please also tell us, and in future filings disclose, the business purpose of the transaction and how you will be accounting for the arrangement over its life.

6.   We refer to the discussion of the sale of the trade names. In future filings please expand to describe the business purpose of the arrangement and to disclose why the transaction is not a sale for US GAAP purposes. Please also fully describe how you will be accounting for the arrangement over its term.   Provide us a written response to this comment that also explains how your accounting is appropriate in GAAP.

7.   Please also tell us why you characterize the cash received from the two transactions as long-term "accruals" on your balance sheet.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Dean T. Johnson, Vice President and Chief Financial Officer

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant